Exhibit 99.1

News Release

MediWound Completes Recruitment of Commercial Management
Team in Europe

Expanding Commercial and R&D Leadership

YAVNE, Israel (May 12, 2014) – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated, biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, announces completion of recruitment of its commercial management team in Europe and its intention to promote and appoint three executive officers in support of planned commercial European launch and international expansion of its lead product, NexoBrid®, as well as its research and development efforts.

MediWound is pleased to report it has completed the recruitment of its commercial team in Germany and Austria, as well as the hiring of seven country Business Managers who will lead the commercial efforts in the UK & Ireland, France, Italy & Greece, Spain & Portugal, Central & Eastern Europe, Scandinavia and the Benelux countries.  Each Business Manager is an experienced sales and marketing executive who has successfully led such activities in his or her local markets with other pharmaceutical and/or advanced wound care products. Each Business Manager will recruit the local sales and marketing staff, set and execute the local marketing strategy, monitor performance and be responsible for the revenue and profitability results in his or her respective countries. The Business Managers will report to Mr. Henke.

In addition, MediWound announces its intention to promote Mr. Carsten Henke to Chief Commercial Officer, Europe and Ms. Nirit Freikorn to Chief Marketing Officer, and to appoint Dr. Ety Klinger to replace Dr. Sigal Aviel as its new Chief Research and Development Officer.

Mr. Henke, 48, who has served as Managing Director of MediWound Germany GmbH since July 2013, will be promoted to Chief Commercial Officer, Europe. From February 2009 to December 2012, Mr. Henke served as Teva Pharmaceutical Industries Ltd. General Manager in Spain, and from January 2004 to January 2009, he served as Teva’s Director of Marketing and Sales in Germany. At Teva he established various sales and marketing organizations and successfully launched and marketed pharmaceutical products. With more than two decades of experience in sales and marketing in Europe, Mr. Henke has held numerous commercial roles at Teva, EMD Serono, Sanofi S.A. and the Merck Group.

Mr. Henke holds a B.Sc. in European Management from the ESB Business School at Reutlingen University and a Graduado Superior in International Business Administration—E-4 from Comillas Pontifical University ICAI—ICADE in Madrid, Spain.

In addition to his current responsibilities in Germany, Mr. Henke will oversee MediWound’s commercialization efforts in Europe and will lead and manage the local Business Managers throughout Europe.

Ms. Freikorn, 40, who has served as MediWound’s Global Marketing Director since March 2013, will be promoted to Chief Marketing Officer with responsibility for MediWound's global sales and marketing activities. Prior to joining MediWound, Ms. Freikorn was Business Unit Director at Merck Sharp & Dohme, Israel from May 1998 to October 2011. Ms. Freikorn has vast experience in pharmaceutical marketing including building marketing strategies, establishing and implementing reimbursement strategies, business development, field salesforce management, major account management and launching and promoting pharmaceutical products for retail and hospital markets.

Ms. Freikorn holds a B.Sc. degree in Biology from Tel Aviv University and an MBA from Ben-Gurion University.

As MediWound’s Chief Marketing Officer, she will support the European markets, manage and oversee MediWound's commercial expansion to other international markets, such as Asia-Pacific, Latin-America, CIS (e.g., Argentina and Russia, for which distribution agreements have been signed already), and to manage the commercial expansion of MediWound’s products into additional indications.

Dr. Klinger, 52, will join MediWound as Chief Research and Development Officer, replacing Dr. Sigal Aviel, who previously held this position and left to pursue other opportunities. Prior to joining MediWound, Dr. Klinger was Vice President of Research and Development at Proteologics Ltd since July 2011, where she was responsible for discovery projects in the ubiquitin system, conducted in collaboration with GlaxoSmithKline plc and Teva Pharmaceutical Industries Ltd. Prior to this, Dr. Klinger served for 17 years in numerous leadership positions at Teva’s global innovative R&D division and served as Teva’s Board representative at various biotechnology companies. Dr. Klinger was a key member of the Copaxone® development team. As a project leader she led the chemistry, manufacture and control, preclinical, clinical and post-marketing R&D activities of various innovative treatments for multiple sclerosis (MS), autoimmune and neurological diseases. From 2006 to 2011, as a Senior Director at Teva, Dr. Klinger was a member of Teva’s global innovative R&D management team. From 2006 to 2008, she served as the Head of MS and Autoimmune Diseases at Teva, and led the Life Cycle Management (LCM) R&D activities of Copaxone® and the multi-disciplinary LCM teams of many other innovative products.

Dr. Klinger holds a B.Sc in Biology from the Hebrew University in Jerusalem, a M.Sc. and a Ph.D. in Biochemistry from Tel-Aviv University and an MBA degree from Tel Aviv University and Northwestern University.

“These professionals will bring to MediWound more than 100 years of aggregate experience in global, European and local commercialization and marketing, as well as vast and diverse experience in late-stage/post-marketing research and development, which are core components of our strategic plan,” stated Gal Cohen, President and Chief Executive Officer of MediWound.

“MediWound remains focused on executing a plan that includes the growth of our commercial organization in Europe and expansion into other international markets, through collaborations with local distributors. To launch NexoBrid, we have established a comprehensive marketing campaign and branding strategy, as well as training and reimbursement programs that guide our local teams and partners and, most importantly, support burn specialists and burn teams as they strive to provide better care to burn victims.

”We signed distribution agreements in Argentina and Russia and are actively working to expand our presence to other geographies. We plan to capitalize on our approved registration file in Europe as well as NexoBrid’s ease-of-use and proven clinical efficacy to commercialize NexoBrid in additional international markets.

“Our R&D teams are focused on advancing our clinical programs to bring NexoBrid to the U.S and expand its use in pediatric patients, in whom surgical eschar removal is even more challenging and demanding.  In parallel, we are advancing our pipeline in important indications such as chronic and other hard-to-heal wounds. I thank Dr. Aviel for her contribution to MediWound.  I am confident that Ety and the entire R&D team will play an instrumental role in our future success,” concluded Cohen.

About MediWound Ltd.
MediWound is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds and connective-tissue disorders. MediWound’s innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency in December 2012 for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns. NexoBrid, which is based on MediWound’s patented proteolytic enzyme technology, represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier upon patient admission, without harming viable tissues. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials and the regulatory authorizations. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the FDA or the EMA regulatory approval process or additional competition in the market. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Sharon Malka
Chief Financial & Operation Officer
MediWound Ltd.
ir@mediwound.co.il

Anne Marie Fields
Senior Vice President
LHA
212-838-3777
afields@lhai.com